UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On December 12, 2024, NetClass Technology Inc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Newbridge Securities Corporation, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,800,000 Class A ordinary shares of the Company, par value $0.00025 per share (the “Ordinary Shares”), at a public offering price of $5 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 270,000 ordinary shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-2782247), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on December 12, 2024.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On December 16, 2024, the Company closed its initial public offering (the “IPO”) of 1,800,000 Class A ordinary shares, par value $0.00025 per share for gross proceeds of $9 million.. The Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis., with no over-allotment exercised by the Underwriters.

The final prospectus relating to the Offering was filed with the SEC on December 13, 2024.

The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “NTCL.” on December 13, 2024.

In connection with the IPO, the Company issued a press release on December 13, 2024 announcing the pricing of the IPO and a press release on December 16, 2024 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: December 17, 2024	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering